Exhibit 4.5
TECHTEAM GLOBAL, INC.
2006 INCENTIVE STOCK AND AWARDS PLAN
NON-QUALIFIED STOCK OPTION AWARD AGREEMENT
TechTeam Global, Inc. (the “Company”) has granted you an option (“Option”) to purchase shares of common stock, $.01 par value per share of the Company (“Shares”), under the TechTeam Global, Inc. 2006 Incentive Stock and Awards Plan (the “Plan”) with the terms and conditions set forth below. The Date of Grant, number of Shares subject to the Option (“Option Shares”), and Exercise Price are as set forth on the Grant Acceptance Web Dialogue Page in the Transcentive software platform.

Expiration Date:	Close of business at the Company headquarters on the tenth (10th)anniversary of the Grant Date, subject to earlier termination as described under “Termination of Employment.”

Vesting Schedule:	The Option will vest in four (4) equal increments on the first four (4) anniversaries of the Date of Grant, provided you are employed by the Company or an Affiliate continuously through the applicable vesting date.

Manner of Exercise:	You may exercise the Option to the extent it is vested prior to the date the Option expires or terminates. To exercise the Option, you must provide a properly completed Notice of Exercise Form (“Form”) to the Company’s General Counsel or his designee, specifying how many Option Shares you wish to purchase and comply with the Form’s provisions explaining how you must satisfy the exercise price and withholding taxes due, if any, upon exercise.

Your ability to exercise the Option may be restricted by the Company if required by applicable law, and will be suspended during a determination of whether your termination of employment was or could have been for Cause. If it is determined that your termination of employment was or could have been for Cause, your notice of exercise will be rescinded.

If someone else wants to exercise the Option after your death, that person must contact the Company and prove to the Company’s satisfaction that he or she is entitled to do so.

Termination of Employment:	If your employment with the Company terminates, your Option will terminate on the close of business at the Company headquarters as follows:

Your Option will terminate sixty (60) days after the date of your termination of employment; provided however if your employment

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terminates as a result of death, Disability or Retirement, the Option will terminate on the first (1st) anniversary of the date of your termination of employment.

However, in no event will the Option be exercisable after its Expiration Date.

“Disability” means your inability to perform the important functions of your job due to sickness or injury.

“Retirement” means your termination of employment on or after attaining age 65, or earlier with the consent of the Company.

Transferability of Option:	The Option is not transferable or assignable except under your will, trust, or as required by intestate laws. Any attempted transfer or assignment in violation of this provision will be null and void.

Restrictions on Transferability of Shares:	By accepting the Option, you agree not to sell or otherwise transfer any Shares acquired under the Option at a time when applicable laws, Company policies (including, without limitation, the Company’s Insider Trading Policy) or an agreement between the Company and its underwriters prohibit a sale.

Miscellaneous:	This Non-Qualified Stock Option Award Agreement may be amended only by written consent signed by you and the Company, except to the extent the amendment is not to your detriment or the Administrator deems it necessary to comply with any applicable law or listing requirement of any principal securities exchange or market on which the Company’s common stock is then traded, or to preserve favorable accounting treatment of the Option for the Company.

Notwithstanding the foregoing, this Non-Qualified Stock Option Award Agreement may not be amended, and the Company may not take any other action the effect of which is, to reduce the Exercise Price other than (i) pursuant to Section 14(a) of the Plan, and in accordance with Section 1.409A-1(b)(5)(v)(B) of the Treasury Regulations promulgated under the Code, or (ii) in connection with a transaction which is considered the grant of a new option for purposes of Section 409A of the Code, provided that the new Exercise Price is not less than Fair Market Value of a Share on the new grant date.

As a condition of the granting of the Option, you agree, for yourself and your legal representatives or guardians, that this Non-Qualified Stock Option Award Agreement shall be interpreted by the Administrator and that any interpretation by the Administrator of the terms of this Non-Qualified Stock Option

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Award Agreement and any determination made by the Administrator pursuant to this Non-Qualified Stock Option Award Agreement shall be final, binding and conclusive.
The Option is granted under and governed by the terms and conditions of the Plan. Additional provisions regarding the Option and definitions of capitalized terms used and not defined in this Non-Qualified Stock Option Award Agreement can be found in the Plan, which is incorporated herein by reference.
BY ACCEPTING THIS NON-QUALIFIED STOCK OPTION AWARD AGREEMENT YOU AGREE TO ALL OF THE TERMS AND CONDITIONS DESCRIBED HEREIN AND IN THE PLAN. YOU ALSO ACKNOWLEDGE RECEIPT OF THE PLAN AND THE PROSPECTUS DESCRIBING THE PLAN.

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